Mail Stop 3561

October 17, 2007

Doreen E. Zimmerman
President, Chief Executive Officer,
Chief Financial Officer, Secretary and Director
No Show, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

      Re: **No Show, Inc.**
               Amendment No. 1 to Registration Statement on Form SB-2
               Filed October 9, 2007
               File No. 333-145830

Dear Ms. Zimmerman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Prospectus, page 1

1. We note your response to comment 1 of our letter dated September 26, 2007. We also note the revised disclosure you have provided on page 22. Please move this disclosure to a prominent place earlier in your prospectus. Please also disclose that management of this company has been previously involved in the management of blank check companies and explain exactly how those companies were formed and why. Finally, please provide appropriate risk factor disclosure regarding the fact that your management has a history of forming companies that have no specific business plan or do not pursue their stated business plan.

2. We note the following sentence in the preface to the prospectus: "We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective." Please delete this sentence, as this is solely a secondary offering. For similar reasons, please also revise your risk factor entitled, "The Public will bear a substantial risk of loss," as it speaks to the capital-raising efforts of this offering, which are not applicable.

Risk Factors, page 6

3. Please avoid using subheadings in your Risk Factors section that are too vague and generic to adequately describe the risk that follows. For example, you use the subheading, "We face strong and varied competition." This subheading is not descriptive. Please revise your subheadings throughout this section so that they reflect the risk you are describing in the accompanying text. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

   Also, please avoid including boilerplate risks that could apply to any company. For example, the paragraph under "We are subject to government regulation" is deficient. First, other than the implication that government regulation is "restrictive," there is no clear articulation of the risk to the company from regulation. Second, the facts disclosed in this paragraph could apply to many companies. Disclose what about the Consumer Product Safety Act, etc., is particularly restrictive for or otherwise harmful to No Show. You must explain more specifically why regulation constitutes a risk of which investors in your company should be aware.

   Similarly, please elaborate upon the risks described under "We may be liable for the products and services we provide" and "These securities are offered at an arbitrary offering price." If you are unable to describe why a given fact that you disclose in the Risk Factors section constitutes a risk, please delete it as a risk factor.

Description of Business, page 17

4. We note your response to comment 5 of our letter dated September 26, 2007. Given that you indicate that you have developed the patterns for your product, please revise your disclosure to provide additional detail regarding the development of your product. For example, disclose how many patterns you have developed. Explain how you are going about identifying the types of fabrics to be used. Also, disclose what you expect the price point of your products will be. Finally, please provide additional disclosure regarding the history of your company, considering that you were formed over two years ago, and provide timelines for when you expect to accomplish each aspect of your business plan on a prospective basis.   For example, if it has taken the past two years to develop the patterns for your product, state this and disclose any other efforts you have made, if any, to implement your business plan.

Selling Shareholders, page 28

5. We note your response to comment 7 of our letter dated September 26, 2007. We further note your disclosure of the beneficial owners of the shares held by each of the entities that are selling stockholders on page 28. Please confirm that the beneficial owners of the shares have ultimate voting or investment control over the shares held by such entities.

Part II – Recent Sales of Unregistered Securities, page II-2

6. We note your indication that you relied upon exemptions provided under Regulation D for each of the sales you disclose here. Please also disclose the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-B.

Signatures, page II-6

7. Please revise the signature line to ensure that your officer is signing as the authorized representative of No Show, Inc., as opposed to Political Calls, Inc.

Exhibit 21.2

8. It is not clear why you filed the consent of your accounting firm under Exhibit 21.2 when it is required to be filed under Exhibit 23. Please confirm that you will file any consents of experts and counsel under the appropriate exhibit item. In this regard, please refer to Item 601(b)(23) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.
        Law Offices of Thomas C. Cook
        Facsimile No.: (702) 221-1963